EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2014

TOKYO, Feb. 7, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the nine months of the fiscal year ending March 31, 2014 (from April 1, 2013 to December 31, 2013, "3Q13").1

Highlights of 3Q13 Financial Results

Revenues	JPY82,746 million (up 7.9% YoY)
Operating Income	JPY4,211 million (down 16.5% YoY)
Net Income attributable to IIJ	JPY2,924 million (down 6.0% YoY)

Revised Full FY2013 Financial Targets
▪ We revised FY2013 financial targets due to the weaker than expected recurring revenues which mainly came from certain large customers. The operating income was impacted accordingly as the costs for recurring revenues are not directly correlated with revenue trend.

	Previous Target	Revised Target (Feb. 7)
Revenues	JPY117,000 million	JPY114,000 million
Operating Income	JPY9,400 million	JPY6,000 million
Net Income attributable to IIJ	JPY6,000 million	JPY4,700 million

Overview of 9 months for FY2013 Financial Results and Business Outlook

"We recognize the coming several years to be remarkable period for IIJ to leap into the next level of business phase. The continuous technological innovation of network infrastructure, the ongoing development of the widely-used smart phones and other portable devises, and the evolving IT needs as seen with the growing concept of big data should promote the further adoption of network and cloud usages by Japanese enterprises and governmental organization supported by the returned demand on systems investment along with the Japanese economic recovery. To grasp these favorable growth opportunities, we're enhancing our business investments more than ever. This fiscal year, we're increasing the procurement number of employees and aggressively investing in cloud and overseas businesses in particular," said Koichi Suzuki, Founder and CEO of IIJ.

"Along with our business expansion, our operating costs, including depreciation and amortization, personnel and overseas business-related costs, have increased largely from the beginning of this fiscal year. On the other hand, we've suffered from some large customers' recurring revenues slow down and decrease than estimated this fiscal year. Certain carriers, network operators and game providers are one of our largest customers, and we had serious price down pressure for Internet connectivity and WAN services and partial cancellation of server usage from them due to their individual business conditions. Costs of our recurring revenues are mainly costs to operate and maintain network facilities and equipment such as depreciation, personnel and circuit related costs and these costs are not directly correlated with individual revenue increase or decrease in general. Thus, the increasing gap to our initial expectation quarter by quarter in recurring revenues impacts our income level significantly. We're seeing quite fine systems construction orders, yet it wouldn't be strong enough to cover their reduced volume. Considering these situations, we revised our financial target downward," said Eijiro Katsu, President and COO of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY105.25 per US$1.00, which was the noon buying rate on December 31, 2013.

"We perceive this fiscal year's financial situation as a part of the course for future growth, although the sales slumps of large customers have not been expected. Sales activities have been quite fine in accumulating new orders and polishing the existing deep relationships with our core customers. It is true that our business transactions with large customers continuously become significant and our business volatility becomes large along with that. We need to implement further stronger control and management for large accounts and also increase such large customers and transactions more to reduce total business volatility. We believe our cloud strategy to capture blue-chips' core platform systems should respond this issue to grow our customers into large accounts in the middle term," continued Katsu.

"We can anticipate continuous growth of network and outsourcing demands, strong SI orders next year. As for large accounts, network carriers' traffic should continuously grow and game providers' server usage should grow in total. We are still in the middle of business investment and we continuously pursue business expansion strategy. We'll devote ourselves on network services development and the accumulation of profitable recurring revenue services. Also, with further investment and cost control, we believe we will get back to the track to strong income growth in the next fiscal year. Lastly, we'd like to pursue M&A transactions to support our business scale-up," concluded Suzuki.

3rd Quarter FY2013 Financial Results Summary

Operating Results Summary
	3Q12	3Q13	YoY % Change
	JPY millions	JPY millions
Total Revenues	76,690	82,746	7.9
Network Services	48,515	50,301	3.7
Systems Integration (SI)	25,601	29,197	14.0
Equipment Sales	867	1,178	35.8
ATM Operation Business	1,707	2,070	21.3
Total Costs	61,165	67,228	9.9
Network Services	37,972	39,764	4.7
Systems Integration (SI)	20,994	24,826	18.3
Equipment Sales	749	1,062	41.7
ATM Operation Business	1,450	1,576	8.7
SG&A Expenses and R&D	10,482	11,307	7.9
Operating Income	5,043	4,211	(16.5)
Income before Income Tax Expense	4,946	4,625	(6.5)
Net Income attributable to IIJ	3,112	2,924	(6.0)

Segment Results Summary
	3Q12	3Q13
	JPY millions	JPY millions
Total Revenues	76,690	82,746
Network Services and SI Business	75,399	81,029
ATM Operation Business	1,707	2,070
Elimination	416	353
Operating Income	5,043	4,211
Network Service and SI Business	4,965	3,899
ATM Operation Business	164	400
Elimination	86	88

We have omitted segment analysis because most of our revenues are dominated by Network Services and Systems Integration (SI) Business.

3rd Quarter FY2013 Results of Operation

Revenues

Total revenues were JPY82,746 million, up 7.9% YoY.

Network Services revenue was JPY50,301 million, up 3.7% YoY.

Revenues for Internet connectivity services for corporate use were JPY12,499 million, up 6.1% YoY. The increase was mainly due to the increasing demands for broader bandwidth and mobile service. However, the rate of change was lower than the plan mainly due to the strong price down pressure by certain large customers.

Revenues for Internet connectivity services for home use were JPY4,397 million, up 7.0% YoY. The revenues grew as we have continued to accumulate orders for LTE mobile data communication service. Especially, the low-priced mobile service for SIM-free mobile phones led the revenue to growth and the number of its contracts was approximately 119,000 as of December 31, 2013.

WAN services revenues were JPY18,786 million, decreased slightly compared to 3Q12. While revenues from the other general customers increased continuously, the strong price down pressure by certain large customers had an impact on the decrease of the revenues.

Outsourcing services revenues were JPY14,619 million, up 6.4% YoY. The revenue growth was mainly due to the increase of revenues in "IIJ GIO Hosting Package Services" and datacenter-related services.

Network Services Revenues Breakdown
	3Q12	3Q13	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	11,783	12,499	6.1
IP Service[2]	7,435	7,818	5.2
IIJ FiberAccess/F and IIJ DSL/F	2,397	2,368	(1.2)
IIJ Mobile Service[3]	1,772	2,141	20.8
Others	179	172	(3.9)
Internet Connectivity Service (Home Use)	4,111	4,397	7.0
Under IIJ Brand	969	1,577	62.8
hi-ho	2,678	2,297	(14.2)
OEM	464	523	12.6
WAN Services	18,880	18,786	(0.5)
Outsourcing Services	13,741	14,619	6.4
Total Network Services	48,515	50,301	3.7

Number of Contracts for Connectivity Services
	as of Dec. 31, 2012	as of Dec. 31, 2013	YoY Change
Internet Connectivity Services (Corporate Use)	105,672	128,635	22,963
IP Service (-99Mbps)	908	873	(35)
IP Service (100Mbps-999Mbps)	370	434	64
IP Service (1Gbps-)	186	263	77
IIJ Data Center Connectivity Service	309	293	(16)
IIJ FiberAccess/F and IIJ DSL/F	46,670	53,536	6,866
IIJ Mobile Service[4]	55,883	71,940	16,057
Others	1,346	1,296	(50)
Internet Connectivity Services (Home Use)	465,624	596,458	130,834
Under IIJ Brand	89,885	152,191	62,306
hi-ho	150,238	157,087	6,849
OEM	225,501	287,180	61,679
Total Contracted Bandwidth	1,107.5Gbps	1,501.8Gbps	394.3Gbps

SI revenues were JPY29,197 million, up 14.0% YoY.

Systems construction revenue, a one-time revenue, was JPY11,635 million, up 18.4% YoY, mainly due to the continuous accumulation of orders and the trend of large scale projects in accordance with the returned demand on systems investment along with the Japanese economic recovery. Systems operation and maintenance revenue, a recurring revenue, was JPY17,562 million, up 11.3% YoY. The increase was mainly due to the increase in revenue of "IIJ GIO Component Services."

The orders received for SI and equipment sales were JPY36,156 million, significantly increased by 21.1% YoY. In the breakdown, the orders received for systems construction and equipment sales were JPY16,236 million, up 33.2% YoY, and the orders received for systems operation and maintenance were JPY19,920 million, up 12.7% YoY.

The order backlog for SI and equipment sales as of December 31, 2013 amounted to JPY25,862 million, up 27.7% YoY. In the breakdown, the order backlog for systems construction and equipment sales was JPY7,126 million, up 33.6% YoY, and the order backlog for systems operation and maintenance was JPY18,736 million, up 25.6% YoY.

Equipment sales revenues were JPY1,178 million, up 35.8% YoY.

ATM Operation Business revenues were JPY2,070 million, up 21.3% YoY. The increase was mainly in accordance with the increase in the numbers of newly placed ATMs. 785 ATMs were placed as of February 7, 2014.

2 IP Service revenues include revenues from the Data Center Connectivity Service.

3 Revenue from mobile data communication service for home use is included in Internet Connectivity Service (Home Use).

4 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

Cost and expense

Total cost of revenues was JPY67,228 million, up 9.9% YoY.

Cost of Network Services revenues was JPY39,764 million, up 4.7% YoY. The increase was mainly due to the increase in network operation related costs as well as circuit-related and personnel-related costs. Gross margin was JPY10,538 million, down 0.1% YoY and gross margin ratio was 20.9%, down 0.8 points YoY due to the strong price down pressure in Internet connectivity and WAN services from certain large customers.

Cost of SI revenues was JPY24,826 million, up 18.3% YoY. The increase was mainly due to the increase in purchasing costs along with the increase in systems construction revenues as well as outsourcing-related and personnel-related costs. Gross margin was JPY4,371 million, down 5.1% YoY and gross margin ratio was 15.0% due to the trend of large scale projects.

Cost of Equipment Sales revenues was JPY1,062 million, up 41.7% YoY. Gross margin was JPY 116 million and gross margin ratio was 9.8%.

Cost of ATM Operation Business revenues was JPY1,576 million, up 8.7% YoY. The increase was in accordance with the number of newly placed ATMs. Gross margin was JPY494 million and gross margin ratio was 23.8%.

SG&A and R&D expenses

SG&A and R&D expenses were JPY11,307 million, up 7.9% YoY.

Sales and Marketing expenses were JPY6,346 million, up 5.2% YoY. The increase was mainly due to the increase in personnel-related expenses along with the increase in employees, rent expenses, and sales commission expenses related to Internet connectivity services for home use.

General and Administrative expenses were JPY4,645 million, up 12.0% YoY. The increase was mainly due to the increase in personnel-related expenses along with the increase in employees, rent expenses, depreciation, and commission expenses related to the procurement of employees.

Research and Development expenses were JPY316 million, up 3.9% YoY.

Operating income

Operating income was JPY4,211 million, down 16.5% YoY.

Other income (expenses)

Other income (expenses) was an income of JPY414 million (an expense of JPY97 million for 3Q12), mainly due to foreign currency gains of JPY203 million (foreign currency losses of JPY13 million for 3Q12) and net gain on other investments of JPY172 million, and interest expense of JPY194 million.

Income before income tax expense

Income before income tax expense was JPY4,625 million, down 6.5% YoY (JPY4,946 million for 3Q12) as a result of the decrease in operating income.

Net income

Income tax expense was JPY1,841 million (JPY1,954 million for 3Q12).

Equity in net income of equity method investees was JPY191 million (JPY131 million for 3Q12) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY2,975 million, down 4.8% YoY (JPY3,123 million for 3Q12).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY51 million mainly related to net income of Trust Networks Inc. (JPY11 million for 3Q12).

Net income attributable to IIJ was JPY2,924 million, down 6.0% YoY (JPY3,112 million for 3Q12).

3rd Quarter FY2013 Financial Condition

Balance Sheets

As of December 31, 2013, the balance of total assets was JPY100,596 million, increased by JPY18,485 million from the balance as of March 31, 2013 (JPY82,111 million as of March 31, 2013).

As for current assets as of December 31, 2013, as compared to the respective balances as of March 31, 2013, cash and cash equivalents increased by JPY9,843 million mainly due to the equity finance in the previous quarter, prepaid expenses increased by JPY1,474 million, inventories increased by JPY1,216 million and accounts receivable decreased by JPY1,998 million. As for noncurrent assets, as compared to the respective balances as of March 31, 2013, other investments increased by JPY3,656 million mainly due to the increase in its fair value, property and equipment increased by JPY3,531 million by continuous capital expenditure mainly for network infrastructure including cloud-related and guarantee deposits increased by JPY672 million along with our office expansion. As for current liabilities, as compared to the respective balances as of March 31, 2013, income taxes payable decreased by 1,493 million and accounts payable decreased by JPY1,303 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2013, capital lease obligations-current portion increased by JPY144 million to JPY3,649 million and capital lease obligations-noncurrent decreased by JPY449 million to JPY4,922 million.

As of December 31, 2013, the balance of other investments was JPY7,427 million. The breakdown of other investments were JPY4,477 million in available-for-sale securities including listed stocks, JPY2,242 million in nonmarketable equity securities, and JPY708 million in other. There was a large increase in fair value in one of our stock held for business relation due to going public in Japan.

As of December 31, 2013, the breakdown of major non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,317 million.

As of December 31, 2013, the balance of total IIJ shareholders' equity was JPY58,838 million, increased by JPY21,231 million from the balance as of March 31, 2013 due to increase in common-stock and additional paid-in capital as a result of equity finance and net income in 3Q13. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of December 31, 2013 was 58.5%.

Cash Flows

Cash and cash equivalents as of December 31, 2013 were JPY22,102 million compared to JPY10,648 million as of December 31, 2012.

Net cash provided by operating activities for 3Q13 was JPY5,732 million compared to net cash provided by operating activities of JPY5,880 million for 3Q12. In YoY comparison, net income decreased, while depreciation and amortization, which are non-cash expenses, increased. There were also the changes in operating assets and liabilities; cash inflow in accounts receivable increased, while cash outflows in operating liabilities such as accounts payable, increased.

Net cash used in investing activities for 3Q13 was JPY8,480 million compared to net cash used in investing activities of JPY4,704 million for 3Q12, mainly due to payments for purchase of property and equipment of JPY7,228 million (JPY4,410 million for 3Q12), payments for purchase of other investments of JPY1,128 million (JPY407 million for 3Q12) and payments for guarantee deposits of JPY681 million (JPY87 million for 3Q12).

Net cash provided by financing activities for 3Q13 was JPY12,408 million compared to net cash used in financing activities of JPY4,057 million for 3Q12, mainly due to proceeds from issuance of common stock of JPY17,271 million, principal payments under capital leases of JPY2,942 million (JPY2,741 million for 3Q12), net repayments of borrowings of JPY1,010 million (JPY610 million for 3Q12), JPY911 million in total for FY2012 year-end dividends and FY2013 interim dividends payments (JPY709 million for 3Q12).

FY2013 Financial Targets (revised on February 7, 2014)

We revised the target of consolidated financial results for the fiscal year ending March 31, 2014 announced on May 15, 2013. The table below shown is the summary of the revision.

Revision for the Consolidated Financial Targets for FY2013
	Total Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Previous Target	117,000	9,400	9,000	6,000	135.42
Revised Target	114,000	6,000	6,500	4,700	106.08

Please refer to page 25 and 26 of this press release for more details.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q12	3Q13
	JPY millions	JPY millions
Adjusted EBITDA	10,586	10,715
Depreciation and Amortization[5]	5,543	6,504
Operating Income	5,043	4,211
Other Income (Expense)	(97)	414
Income Tax Expense	1,954	1,841
Equity in Net Income of Equity Method Investees	131	191
Net Income	3,123	2,975
Less: Net Income attributable to Noncontrolling Interests	(11)	(51)
Net Income attributable to IIJ	3,112	2,924

CAPEX
	3Q12	3Q13
	JPY millions	JPY millions
CAPEX, including Capital Leases	8,452	9,863
Acquisition of Assets by Entering into Capital Leases	4,042	2,635
Purchase of Property and Equipment	4,410	7,228

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on February 7, 2014.

About Internet Initiative Japan Inc.

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration, security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

Statements made in this press release regarding IIJ's or managements' intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues, operating and net profitability are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include but not limited to: a decrease of corporate spending or capital expenditure due to depression in the Japanese economy and/or corporate earnings decreased, an inability to achieve anticipated results and cause negative impact on profitability, a possibility that less of reliability for our services and loss of business chances due to interrupt or suspend of our services, an excess increase in network rerated cost and outsourcing cost, personnel cost etc, a possibility to lose business opportunity due to our inadequate resources in personnel and others, an increase in competition and strong pricing pressure, the recording of an impairment loss as a results of an impairment test on the non-amortized intangible assets such as goodwill, a decline in value and trending value of our holding securities. Please refer to IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission ("SEC") for other risks.

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2013 and December 31, 2013)

	As of March 31, 2013	As of December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	12,258,872	209,999	22,102,350
Accounts receivable, net of allowance for doubtful accounts of JPY 93,934 thousand and JPY 55,215 thousand at March 31, 2013 and December 31, 2013, respectively	18,764,703	159,304	16,766,820
Inventories	1,301,684	23,919	2,517,444
Prepaid expenses	2,492,164	37,685	3,966,324
Deferred tax assets —current	1,046,828	8,527	897,481
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand and JPY 720 thousand at March 31, 2013 and December 31, 2013, respectively	1,576,718	18,511	1,948,278
Total current assets	37,440,969	457,945	48,198,697
INVESTMENTS IN EQUITY METHOD INVESTEES	1,681,723	17,795	1,872,927
OTHER INVESTMENTS	3,771,262	70,568	7,427,324
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 29,516,394 thousand and JPY 33,715,595 thousand at March 31, 2013 and December 31, 2013, respectively	23,025,755	252,321	26,556,765
GOODWILL	5,969,951	56,722	5,969,951
OTHER INTANGIBLE ASSETS —Net	4,791,431	42,332	4,455,457
GUARANTEE DEPOSITS	2,051,449	25,874	2,723,190
DEFERRED TAX ASSETS —Noncurrent	163,773	350	36,850
NET INVESTMENT IN SALES-TYPE LEASES — Noncurrent	898,040	7,511	790,568
Prepaid expenses —Noncurrent	2,201,108	23,012	2,422,007
OTHER ASSETS, net of allowance for doubtful accounts of JPY 71,727 thousand and JPY 62,600 thousand at March 31, 2013 and December 31, 2013, respectively	115,805	1,351	142,188
TOTAL	82,111,266	955,781	100,595,924

	As of March 31, 2013	As of December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	89,311	9,400,000
Long-term borrowings —current portion	1,010,000	9,311	980,000
Capital lease obligations —current portion	3,505,471	34,673	3,649,275
Accounts payable —trade	10,973,120	95,193	10,019,098
Accounts payable —other	949,264	5,706	600,544
Income taxes payable	1,669,849	1,677	176,502
Accrued expenses	2,266,427	20,480	2,155,517
Deferred income —current	1,806,074	16,045	1,688,703
Other current liabilities	803,902	11,685	1,229,878
Total current liabilities	32,384,107	284,081	29,899,517
LONG-TERM BORROWINGS	980,000	－	－
CAPITAL LEASE OBLIGATIONS —Noncurrent	5,370,365	46,762	4,921,708
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	2,112,085	21,707	2,284,623
DEFERRED TAX LIABILITIES —Noncurrent	412,132	13,465	1,417,180
DEFERRED INCOME —Noncurrent	2,562,208	24,728	2,602,593
OTHER NONCURRENT LIABILITIES	656,191	5,262	553,853
Total Liabilities	44,477,088	396,005	41,679,474
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2013	16,833,847	242,252	25,497,022
—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at December 31, 2013
Additional paid-in capital	27,300,325	341,544	35,947,501
Accumulated deficit	(6,399,088)	(41,669)	(4,385,715)
Accumulated other comprehensive income	263,770	20,630	2,171,324
Treasury stock —758,800 shares and 758,813 shares held by the company at March 31, 2013 and December 31, 2013, respectively	(392,079)	(3,726)	(392,122)
Total Internet Initiative Japan Inc. shareholders' equity	37,606,775	559,031	58,838,010
NONCONTROLLING INTERESTS	27,403	745	78,440
Total equity	37,634,178	559,776	58,916,450
TOTAL	82,111,266	955,781	100,595,924

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 105.25 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 31, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the nine months ended December 31, 2012 and December 31, 2013)

Quarterly Consolidated Statements of Income
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	11,783,029	118,760	12,499,526
Internet connectivity services (home use)	4,110,638	41,775	4,396,796
WAN services	18,879,758	178,489	18,785,947
Outsourcing services	13,741,605	138,900	14,619,196
Total	48,515,030	477,924	50,301,465
Systems integration:
Systems construction	9,824,179	110,547	11,635,117
Systems operation and maintenance	15,776,992	166,856	17,561,594
Total	25,601,171	277,403	29,196,711
Equipment sales	867,303	11,192	1,177,989
ATM operation business	1,706,586	19,670	2,070,278
Total revenues	76,690,090	786,189	82,746,443
COST AND EXPENSES:
Cost of network services	37,971,665	377,803	39,763,829
Cost of systems integration	20,993,632	235,878	24,826,140
Cost of equipment sales	749,397	10,091	1,062,057
Cost of ATM operation business	1,450,459	14,980	1,576,636
Total cost	61,165,153	638,752	67,228,662
Sales and marketing	6,030,817	60,292	6,345,713
General and administrative	4,147,197	44,138	4,645,519
Research and development	304,060	3,000	315,800
Total cost and expenses	71,647,227	746,182	78,535,694
OPERATING INCOME	5,042,863	40,007	4,210,749
OTHER INCOME (EXPENSE):
Dividend income	44,513	459	48,259
Interest income	19,889	177	18,670
Interest expense	(217,897)	(1,844)	(194,108)
Foreign exchange gains (losses)	(12,705)	1,925	202,598
Net gain on sales of other investments	13,565	1,023	107,655
Net gain on other investments	--	1,638	172,423
Losses on write-down of other investments	(19,788)	--	--
Other —net	75,526	562	59,186
Other income (expense) —net	(96,897)	3,940	414,683
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	4,945,966	43,947	4,625,432
INCOME TAX EXPENSE	1,954,168	17,498	1,841,690
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	131,688	1,817	191,204
NET INCOME	3,123,486	28,266	2,974,946
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(11,201)	(484)	(50,876)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,112,285	27,782	2,924,070

	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		43,772,437
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,569,000		43,825,204
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		87,544,874
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,138,000		87,650,408
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	76.78	0.63	66.80
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	76.72	0.63	66.72
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	38.39	0.32	33.40
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	38.36	0.32	33.36

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 105.25 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 31, 2013.

Quarterly Consolidated Statements of Other Comprehensive Income
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
NET INCOME	3,123,486	28,266	2,974,946
Comprehensive income (loss):
Foreign currency translation adjustments	(14,446)	2,652	279,107
Unrealized holding gain (loss) on securities	89,799	15,472	1,628,430
Defined benefit pension plans	178	1	178
Total comprehensive income	3,199,017	46,391	4,882,661
Less: Comprehensive income attributable to noncontrolling interests	(11,201)	(485)	(51,037)
Comprehensive income attributable to Internet Initiative Japan Inc.	3,187,816	45,906	4,831,624

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 105.25 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 31, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2012 and December 31, 2013)

	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	3,123,486	28,266	2,974,946
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,543,517	61,798	6,504,202
Provision for retirement and pension costs, less payments	165,262	1,642	172,815
Reversal of allowance for doubtful accounts	(142)	(435)	(45,808)
Loss on disposal of property and equipment	4,593	109	11,443
Net gain on sales of other investments	(13,565)	(1,023)	(107,655)
Net gain on other investments	--	(1,638)	(172,423)
Impairment of other investments	19,788	--	--
Foreign exchange gains, net	(17,284)	(1,477)	(155,394)
Equity in net income of equity method investees	(131,688)	(1,817)	(191,204)
Deferred income tax expense	151,975	3,711	390,591
Others	13,153	509	53,567
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	435,371	19,739	2,077,501
Decrease in net investment in sales-type lease — noncurrent	239,867	1,021	107,472
Increase in inventories	(981,707)	(11,534)	(1,213,943)
Increase in prepaid expenses	(1,392,119)	(13,890)	(1,461,899)
Increase in other current and noncurrent assets	(578,545)	(5,064)	(532,984)
Increase (decrease) in accounts payable	59,748	(9,378)	(987,036)
Decrease in income taxes payable	(1,820,268)	(14,189)	(1,493,410)
Increase (decrease) in deferred income-noncurrent	776,649	(80)	(8,392)
Increase (decrease) in accrued expenses and other current and noncurrent liabilities	281,706	(1,809)	(190,343)
Net cash provided by operating activities	5,879,797	54,461	5,732,046
INVESTING ACTIVITIES:
Purchase of property and equipment	(4,410,119)	(68,671)	(7,227,651)
Proceeds from sales of property and equipment	472,706	2,247	236,499
Purchase of available-for-sale securities	(41,250)	(936)	(98,494)
Purchase of other investments	(407,002)	(10,716)	(1,127,831)
Investment in an equity method investee	(100,000)	--	--
Proceeds from sales of available-for-sale securities	--	3,723	391,814
Proceeds from sales of other investments	92,634	190	20,000
Payments of guarantee deposits	(86,954)	(6,474)	(681,378)
Refund of guarantee deposits	15,363	74	7,818
Payments for refundable insurance policies	(554)	(44)	(4,697)
Refund from insurance policies	--	152	16,026
Acquisition of a newly controlled company, net of cash acquired	(229,058)	--	--
Other	(9,618)	(116)	(12,209)
Net cash used in investing activities	(4,703,852)	(80,571)	(8,480,103)

	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	71,000	2,375	250,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,081,000)	(11,971)	(1,260,000)
Principal payments under capital leases	(2,740,622)	(27,953)	(2,942,006)
Net increase in short-term borrowings with initial maturities less than three months	400,000	--	--
Proceeds from issuance of stock to minority shareholders	2,570	--	--
Dividends paid	(709,394)	(8,653)	(910,697)
Proceeds from issuance of common stock, net of issuance cost	--	164,097	17,271,204
Other	--	(0)	(41)
Net cash provided by (used in) financing activities	(4,057,446)	117,895	12,408,460

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(7,027)	1,740	183,075

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,888,528)	93,525	9,843,478
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	13,536,824	116,474	12,258,872
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,648,296	209,999	22,102,350

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	218,322	1,847	194,375
Income taxes paid	3,484,499	25,660	2,700,675

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,041,871	25,040	2,635,473
Facilities purchase liabilities	367,018	5,706	600,544
Asset retirement obligation	--	1,684	177,223
Acquisition of a company:
Assets acquired	404,139	--	--
Liabilities assumed	104,321	--	--
Noncontrolling interests	118	--	--
Cash paid	(299,700)	--	--
Cash acquired	70,642	--	--
Acquisition of a newly controlled company, net of cash acquired	229,058	--	--

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 105.25 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 31, 2013.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
IIJ issued new shares by way of public offering with payment due July 18, 2013 and by way of third-party allotment in connection with secondary offering of shares by way of over-allotment with payment due August 5, 2013. As a result, common stock and additional paid-in capital increased by JPY8,662 million and JPY8,610 million, respectively.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	75,399,477	81,028,754
Customers	74,983,504	80,676,165
Intersegment	415,973	352,589
ATM operation business	1,706,586	2,070,278
Customers	1,706,586	2,070,278
Intersegment	--	--
Elimination	415,973	352,589
Consolidated total	76,690,090	82,746,443
Segment profit or loss:
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	4,964,544	3,899,222
ATM operation business	163,845	399,972
Elimination	85,526	88,445
Consolidated operating income	5,042,863	4,210,749

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

3rd Quarter FY2013 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2013 consolidated financial results (unaudited, from October 1, 2013 to December 31, 2013).

Operating Results Summary
	3Q12	3Q13	YoY % Change
	JPY millions	JPY millions
Total Revenues:	25,581	28,349	10.8
Network Services	16,256	16,691	2.7
Systems Integration (SI)	8,475	10,524	24.2
Equipment Sales	225	422	87.4
ATM Operation Business	625	712	14.0
Cost of Revenues:	20,204	23,262	15.1
Network Services	12,589	13,299	5.6
Systems Integration (SI)	6,904	9,061	31.2
Equipment Sales	198	381	92.2
ATM Operation Business	513	521	1.6
SG&A Expenses and R&D	3,597	3,885	8.0
Operating Income	1,780	1,202	(32.5)
Income before Income Tax Expense	1,770	1,278	(27.8)
Net Income attributable to IIJ	1,105	719	(34.9)

Network Services Revenues Breakdown
	3Q12	3Q13	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,967	4,141	4.4
IP Service	2,500	2,550	2.0
IIJ FiberAccess/F and IIJ DSL/F	791	793	0.2
IIJ Mobile Service	616	740	20.2
Others	60	58	(2.5)
Internet Connectivity Service (Home Use)	1,343	1,541	14.8
Under IIJ Brand	348	596	71.7
hi-ho	837	766	(8.6)
OEM	158	179	13.5
WAN Services	6,302	6,168	(2.1)
Outsourcing Services	4,644	4,841	4.2
Network Services Revenues	16,256	16,691	2.7

Reconciliation of Non-GAAP Financial Measures (3rd Quarter FY2013 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q12	3Q13
	JPY millions	JPY millions
Adjusted EBITDA	3,684	3,468
Depreciation and Amortization	1,904	2,266
Operating Income	1,780	1,202
Other Income (Expense)	(10)	76
Income Tax Expense	703	599
Equity in Net Income of Equity Method Investees	49	64
Net income	1,115	743
Less: Net income attributable to noncontrolling interests	(10)	(24)
Net Income attributable to IIJ	1,105	719

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q12	3Q13
	JPY millions	JPY millions
CAPEX, including capital leases	2,549	5,216
Acquisition of Assets by Entering into Capital Leases	924	772
Purchase of Property and Equipment	1,625	4,444

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the three months ended December 31, 2012 and December 31, 2013)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,967,404	39,348	4,141,412
Internet connectivity services (home use)	1,342,487	14,641	1,541,006
WAN services	6,302,542	58,600	6,167,599
Outsourcing services	4,643,995	45,995	4,840,919
Total	16,256,428	158,584	16,690,936
Systems integration:
Systems Construction	3,130,593	42,602	4,483,875
Systems Operation and Maintenance	5,343,964	57,386	6,039,819
Total	8,474,557	99,988	10,523,694
Equipment sales	225,523	4,016	422,680
ATM operation business	624,581	6,766	712,174
Total revenues	25,581,089	269,354	28,349,484
COST AND EXPENSES:
Cost of network services	12,589,051	126,361	13,299,490
Cost of systems integration	6,904,274	86,090	9,060,955
Cost of equipment sales	198,152	3,619	380,895
Cost of ATM operation business	512,418	4,947	520,692
Total cost	20,203,895	221,017	23,262,032
Sales and marketing	2,099,141	20,743	2,183,154
General and administrative	1,402,120	15,281	1,608,318
Research and development	95,777	895	94,210
Total cost and expenses	23,800,933	257,936	27,147,714
OPERATING INCOME	1,780,156	11,418	1,201,770
OTHER INCOME (EXPENSE):
Dividend income	9,751	119	12,499
Interest income	5,066	56	5,869
Interest expense	(72,734)	(586)	(61,641)
Foreign exchange gains (losses)	37,292	601	63,313
Net gain on sales of other investments	－	236	24,803
Other—net	10,137	297	31,221
Other income (expense) — net	(10,488)	723	76,064

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,769,668	12,141	1,277,834

INCOME TAX EXPENSE	702,996	5,687	598,517
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	48,600	607	63,846
NET INCOME	1,115,272	7,061	743,163
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(10,143)	(228)	(23,964)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,105,129	6,833	719,199

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		45,938,987
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,577,200		45,995,002
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		91,877,974
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,154,400		91,990,004
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	27.26	0.15	15.66
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	27.24	0.15	15.64
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.63	0.07	7.83
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.62	0.07	7.82

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 105.25 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 31, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended December 31, 2012 and December 31, 2013)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,115,272	7,061	743,163
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,904,175	21,527	2,265,726
Provision for retirement and pension costs, less payments	58,532	524	55,092
Provision for (reversal of) allowance for doubtful accounts	(228)	13	1,392
Loss on disposal of property and equipment	2,278	74	7,827
Net gain on sales of other investments	--	(236)	(24,803)
Foreign exchange gains, net	(53,502)	(640)	(67,370)
Equity in net income of equity method investees	(48,600)	(607)	(63,846)
Deferred income tax expense	27,645	2,100	221,007
Others	12,186	500	52,633
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	257,960	(557)	(58,605)
Decrease in net investment in sales-type lease―noncurrent	98,612	404	42,497
Increase in inventories	(199,318)	(4,326)	(455,298)
Increase in prepaid expenses	(442,220)	(5,024)	(528,822)
Increase in other current and noncurrent assets	(626,725)	(6,509)	(685,056)
Increase (decrease) in accounts payable	(241,843)	4,995	525,733
Decrease in income taxes payable	(499,552)	(6,648)	(699,762)
Increase in deferred income― noncurrent	500,559	3,498	368,209
Increase in accrued expenses, other current and noncurrent liabilities	44,303	3,199	336,714
Net cash provided by operating activities	1,909,534	19,348	2,036,431
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,624,929)	(42,220)	(4,443,660)
Proceeds from sales of property and equipment	97,701	1,078	113,413
Purchase of available-for-sale securities	(21,644)	(614)	(64,592)
Purchase of other investments	(33,093)	(429)	(45,191)
Proceeds from sales of available-for-sale securities	--	1,638	172,452
Proceeds from sales of other investments	3,517	152	16,000
Payments of guarantee deposits	(64,481)	(181)	(19,095)
Refund of guarantee deposits	2,966	7	706
Payments for refundable insurance policies	(186)	(45)	(4,697)
Other	(9,678)	(28)	(2,959)
Net cash used in investing activities	(1,649,827)	(40,642)	(4,277,623)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	50,000	475	50,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(71,000)	(475)	(50,000)
Principal payments under capital leases	(927,968)	(9,212)	(969,549)
Proceeds from issuance of subsidiary stock to minority shareholders	2,570	--	--
Dividends paid	(354,697)	(4,801)	(505,329)
Net cash used in financing activities	(1,301,095)	(14,013)	(1,474,878)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	19,234	350	36,790

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,022,154)	(34,957)	(3,679,280)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	11,670,450	244,956	25,781,630
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,648,296	209,999	22,102,350

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 105.25 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 31, 2013.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2013 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months Ended December 31, 2013
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
February 7, 2014
Company name: Internet Initiative Japan Inc.	Exchange listed: First Section, Tokyo Stock Exchange
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-houkokusho) to the regulatory organization in Japan: Scheduled on February 14, 2014
Payment of dividend: -	Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2013
(April 1, 2013 to December 31, 2013)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine Months Ended December 31, 2013	82,746	7.9	4,211	(16.5)	4,625	(6.5)	2,924	(6.0)
Nine Months Ended December 31, 2012	76,690	8.4	5,043	26.1	4,946	30.8	3,112	30.2

(Note1) Total comprehensive income attributable to IIJ

Nine Months Ended December 31, 2013: JPY4,832 million (up 51.6% YoY)

Nine Months Ended December 31, 2012: JPY3,188 million (up 33.9% YoY)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income of equity method investees in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Nine Months Ended December 31, 2013	66.80	66.72
Nine Months Ended December 31, 2012	76.78	76.72

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been adjusted as if the stock split were conducted on April 1, 2012, at the beginning of the fiscal year ended March 31, 2013.

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2013	100,596	58,916	58,838	58.5
As of March 31, 2013	82,111	37,634	37,607	45.8

2. Dividends
	Dividends per Share
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2013	--	1,750.00	--	10.00	1,760.00
Fiscal Year Ending March 31, 2014	--	11.00	--
Fiscal Year Ending March 31, 2014 (forecast)				11.00	22.00
(Note1) Changes in the latest forecasts released: None
(Note2) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. 2Q-end dividend (interim dividend) for the fiscal year ended March 31, 2013 does not take the stock split into consideration. The dividends for 2Q-end and the total dividend for the fiscal year ended March 31, 2013 would have been JPY8.75 and JPY18.75 respectively if the stock split were conducted on April 1, 2012, at the beginning of the fiscal year ended March 31, 2013.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014
(April 1, 2013 through March 31, 2014)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2014	114,000	7.3	6,000	(22.6)	6,500	(16.2)	4,700	(11.3)	106.08
(Note1) Changes in the latest forecasts released: Yes
(Note2) IIJ issued 4,700,000 shares of common stock by way of public offering on July 18, 2013. IIJ also issued 700,000 shares of common stock by way of third-party allotment in connection with secondary offering of shares by way of over-allotment on August 5, 2013. Basic Net Income attributable to IIJ per Share in the above "3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014" was calculated to reflect the increases in the number of shares outstanding.

* Notes

(1) Changes in significant subsidiaries for the nine months ended December 31, 2013

(Changes in significant subsidiaries for the nine months ended December 31, 2013 which resulted in changes in scope of consolidation): None

(2) Application of simplified or exceptional accounting: None

(3) Changes in significant accounting and reporting policies for the quarterly consolidated financial statements

1) Changes due to the revision of accounting standards: None

2) Others: None

(4) Number of shares outstanding (shares of common stock)

1) The number of shares outstanding (inclusive of treasury stock):

As of December 31, 2013: 46,697,800 shares

As of March 31, 2013: 41,295,600 shares

2) The number of treasury stock:

As of December 31, 2013: 758,813 shares

As of March 31, 2013: 758,800 shares

3) The weighted average number of shares outstanding:

For the nine months ended December 31, 2013: 43,772,437 shares

For the nine months ended December 31, 2012: 40,536,800 shares

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. The number of shares outstanding (shares of common stock) in the above have been adjusted as if the stock split were conducted on April 1, 2012, at the beginning of the fiscal year ended March 31, 2013.

[English Translation]

February 7, 2014
Company address: 1-105 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Company name: Internet Initiative Japan Inc.
Company representative: Eijiro Katsu, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)
Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5259-6500

IIJ Revises its Full-Year Financial Target for the Fiscal Year ending March 31, 2014

TOKYO-- February 7, 2014 - Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced today that given the current business situation, IIJ has revised its financial targets for the fiscal year ending March 31, 2014 ("FY2013") from the targets announced on May 15, 2013, when released the consolidated full year financial results for the fiscal year ended March 31, 2013.

1.      Revision for the Consolidated Financial Targets for full FY2013

Full FY2013 (From April 1, 2013 to March 31, 2014)
	Total Revenues	Operating Income	Income before Income Tax Expense(Benefit)	Net Income attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Previous Target (A)	117,000	9,400	9,000	6,000	135.42
New Target (B)	114,000	6,000	6,500	4,700	106.08
Change (B-A)	(3,000)	(3,400)	(2,500)	(1,300)	--
Change (%)	(2.6%)	(36.2%)	(27.8%)	(21.7%)	--
<Reference> FY2012 Actual	106,248	7,753	7,757	5,301	130.76

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income per share for the fiscal year ended March 31, 2013 ("FY2012") has been adjusted as if the stock split were conducted on April 1, 2012, at the beginning of FY2012.

The year-end dividend target remains unchanged from JPY11.00 announced on May 15, 2013.

2.      Reason for Revision

We believe that the business growth opportunities for IIJ group should be greater than ever for the middle term, considering the current overall market situation. The continuous technological innovation of network infrastructure, the ongoing development of the widely-used smart phones and other portable devises, and the evolving IT needs as seen with the growing concept of big data should promote the further adoption of network and cloud usages by Japanese enterprises and governmental organization supported by the returned demand on systems investment along with the Japanese economic recovery. Realizing the coming few years would be a critical period for IIJ business growth, we have been quite aggressive in business investment from the beginning of this fiscal year. Such business investment includes the enhanced procurement of employees, the continued expansion of network infrastructure, the continued service development, and the reinforcement of new business investment such as overseas business.

The operating costs and expenses for the nine months in FY2013 (from April 1, 2013 to December 31, 2013, "3Q13") increased significantly by JPY6,888 million, up 9.6% compared with the same period of the previous fiscal year ("YoY") mainly due to the above described business investment. The table below shows the breakdown of year over year difference in revenue, cost and SG&A and R&D expenses. The increase in the costs of systems integration revenues is principally purchasing costs, outsourcing-related and personnel-related costs in accordance with its revenue increase. The increase in the costs of network services revenues and SG&A and R&D expenses was mainly related to the business expansion operation including the increased number of employees, the expansion of network infrastructure including cloud-related, and the reinforcement of overseas business. The breakdown by items is as follows: the total personnel-related costs increased by JPY1,281 million, up 11.1% YoY, the outsourcing-related costs increased by JPY1,882 million, up 12.7%, the rent-related costs increased by JPY362 million, up 22.2% YoY, the depreciation and amortization increased by JPY814 million, up 14.8% YoY, and the purchasing costs increased by JPY1,339 million, up 24.1% YoY.

	Nine Months for the Fiscal Year Ended March 31, 2013				Nine Months for the Fiscal Year Ending March 31, 2014
	Revenues		Costs and Expenses		Revenues		Costs and Expenses
	YoY Change (JPY millions)	YoY Change	YoY Change (JPY millions)	YoY Change	YoY Change (JPY millions)	YoY Change	YoY Change (JPY millions)	YoY Change
Network Services	1,273	2.7%	385	1.0%	1,786	3.7%	1,792	4.7%
Systems Integration	3,893	17.9%	3,727	21.6%	3,596	14.0%	3,833	18.3%
Equipment Sales	(11)	(1.3%)	(37)	(4.7%)	311	35.8%	313	41.7%
ATM Operation Business	784	85.0%	437	43.2%	364	21.3%	126	8.7%
SG&A and R&D Expenses	--	--	382	3.8%	--	--	825	7.9%
Total	5,938	8.4%	4,893	7.3%	6,056	7.9%	6,888	9.6%

On the other hand, the total revenues for 3Q13 fell short of the initial plan. The gap was primarily due to the recurring revenues which consist of network services revenues (Internet connectivity services, outsourcing services, and WAN services) and operation and maintenance revenues of systems integration revenues. One of the most critical factors affecting the gap of recurring revenues was the slowing down and/or decrease of revenue from certain large customers of carriers, network operators and game providers who led FY2012 revenue growth. Because of these large customers' individual business conditions, the strong price down pressure in Internet connectivity and WAN services and the reduced server usage in cloud services and systems operation and maintenance have been taken place. Those gaps in the recurring revenue have been increasing quarter by quarter and it is estimated to become even greater in the fourth quarter. The recurring revenues from these certain large customers are estimated to be approximately JPY2.0 billion short of the initial target. While the systems construction revenues are expected to be strong based on the favorable order situation, the accumulation of the recurring revenues from the other general customers has not been as strong as the initial plan due to factors such as the postponement of new services launch. Because of all these relevant reasons, we revised FY2013 total revenues target from JPY117.0 billion to JPY114.0 billion, down 2.6% compared with the target.

The operating income for 3Q13 decreased by 16.5% YoY. The decrease in profit has been widening - the operating income for the first half of FY2013 decreased by 7.8% YoY. The developing decrease in profit is primarily because the recurring revenue has not been accumulating as planned. Also, the above described business expansion strategies have been resulted in the increase in the cost and expenses. The costs of the recurring revenues are mainly costs to operate and maintain the network facilities and equipment such as circuit costs, depreciation, personnel-related and outsourcing-related costs, and these costs are not directly correlated with individual revenue increase or decrease. Thus, the fluctuations in the recurring revenues tend to have a significant impact on operating income in general. The widening of the operating income gap is estimated to continue in the fourth quarter. In regards to the favorable order situation of systems construction, its gross margin ratio is to be lower than the plan as the trend of large scale projects is observed. Considering these relevant factors, we revised FY2013 operating income target from JPY9.4 billion to JPY6.0 billion, down 36.2% compared with the previous target.

The targets for income before income tax expense and net income attributable to IIJ have also been revised in accordance with the above described revisions respectively.

(*) The above targets for FY2013 consolidated financial results are based on information available at the time of the announcement and the actual results may differ from the targets due to various factors.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir